Exhibit 4.7

SUMMIT WIRELESS TECHNOLOGIES, INC.

INDUCEMENT AWARD AGREEMENT FOR RESTRICTED SHARES

This INDUCEMENT AWARD AGREEMENT FOR RESTRICTED SHARES (this “Agreement”) is made by Summit Wireless Technologies, Inc., Inc., a Delaware corporation (the “Company”) and the participant named on the grant schedule attached hereto (the “Grantee”) as of September 13, 2021.

RECITALS

WHEREAS, the Company desires to award Restricted Shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) to the Grantee, pursuant to the terms of this Agreement (the “Restricted Shares”), as an inducement to the Grantee’s acceptance of the Company’s offer of employment.

NOW, THEREFORE, in consideration of these premises and the agreements set forth herein, the parties, intending to be legally bound hereby, agree as follows:

1. Grant Schedule.  Certain terms of the grant of Restricted Shares are set forth on the grant schedule (the “Grant Schedule”) that is attached to, and is a part of, this Agreement.

2. Grant of Restricted Shares.  On the grant date set forth on the Grant Schedule ( the “Grant Date”), the Company hereby awards to the Grantee the number of Restricted Shares set forth on the Grant Schedule (the “Award”), subject to the restrictions and on the terms and conditions set forth in this Agreement.  This Award constitutes a non-plan “inducement award” as contemplated by NASDAQ Listing Rule 5635(c)(4) and is therefore not made pursuant to the Company’s 2020 Stock Incentive Plan (the “2020 Plan”) or the Company’s 2018 Long-Term Stock Incentive Plan.  Nonetheless, the terms and provisions of the 2020 Plan are hereby incorporated into this Agreement by this reference, as though fully set forth herein, as if this Award was granted pursuant to the 2020 Plan.  Capitalized terms used but not defined herein will have the same meaning as defined in the 2020 Plan.  A copy of the 2020 Plan has been provided to the Grantee along with this Agreement.

3. Vesting.  Subject to the further provisions of this Agreement, the Restricted Shares will vest as set forth on the Grant Schedule (each date on which Restricted Shares vest being referred to as a “Vesting Date”).

4. Transferability.  The Restricted Shares are not transferable or assignable otherwise than by will or by the laws of descent and distribution.  Any attempt to transfer Restricted Shares, whether by transfer, pledge, hypothecation or otherwise and whether voluntary or involuntary, by operation of law or otherwise, will not vest the transferee with any interest or right in or with respect to such Restricted Shares.

5. Termination of Employment or Service.  In the event of the Grantee’s termination of service with the Company and any entity, individual, firm, or corporation, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Company (each, an “Affiliate”), all then unvested Restricted Shares (determined after giving effect to any accelerated vesting occurring in connection with such termination under the terms of the Grant Schedule or otherwise) will be forfeited.

6. Issuance of Shares.

a. Within thirty (30) days following each Vesting Date (including any accelerated Vesting Date occurring under the terms of the Grant Schedule or otherwise), the Company shall issue to the Grantee, either by book-entry registration or issuance of a stock certificate or certificates, a number of Shares equal to the number of Restricted Shares granted hereunder that have vested as of such date.  Any Shares issued to the Grantee hereunder shall be fully paid and non-assessable.

b. Until the Shares vest pursuant to this Agreement, none of the Shares may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of or encumbered, and no attempt to transfer the Shares, whether voluntary or involuntary, by operation of law or otherwise, shall vest the transferee with any interest or right in or with respect to the Shares; provided, however, the Grantee will have the right to vote such Restricted Shares, until and unless such Shares are forfeited.  Upon the issuance of a stock certificate or the making of an appropriate book entry on the books of the transfer agent, the Grantee will have all of the rights of a stockholder.

7. Applicable Policies.  In consideration for the grant of this Award, the Grantee agrees to be subject to any policies of the Company and its Affiliates regarding clawbacks, securities trading and hedging or pledging of securities that may be in effect from time to time.

8. Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, will impair any such right, power or remedy of such party, nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, must be in a writing signed by such party and will be effective only to the extent specifically set forth in such writing.

9. Tax Consequences.  This Award is intended to be exempt from Section 409A of the Code and should be interpreted accordingly.  Nonetheless, the Company does not guarantee the tax treatment of this Award. In the event that the Grantee is not covered by a trading plan entered into in accordance with the safe harbor provided by Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, then the vesting of such award will be held in abeyance until such time as a trading window has been opened.

10. Right of Discharge Preserved.  The grant of Restricted Shares hereunder will not confer upon the Grantee any right to continue in service with the Company or any of its subsidiaries or Affiliates.

11. Administration.  The Grantee acknowledges that the Grantee has received a copy of the 2020 Plan, has read the 2020 Plan and is familiar with its terms, and accepts the Restricted Shares subject to all of the terms and provisions of the 2020 Plan.  The Board or any committee thereof is hereby authorized to interpret this Agreement and the 2020 Plan and to adopt such rules and regulations for the administration of this Award as it deems appropriate.  By accepting this Award, the Grantee acknowledges and agrees to accept as binding, conclusive and final all decisions or interpretations of the Board or its committee upon any questions arising under this Agreement.

12. Electronic Delivery of Documents.  The Grantee authorizes the Company to deliver electronically any prospectuses or other documentation related to this Award and any other compensation or benefit plan or arrangement in effect from time to time (including, without limitation, reports, proxy statements or other documents that are required to be delivered to participants in such arrangements pursuant to federal or state laws, rules or regulations).  For this purpose, electronic delivery will include, without limitation, delivery by means of e-mail or e-mail notification that such documentation is available on the Company’s Intranet site.  Upon written request, the Company will provide to the Grantee a paper copy of any document also delivered to the Grantee electronically.  The authorization described in this paragraph may be revoked by the Grantee at any time by written notice to the Company.

13. Entire Agreement.  This Agreement, including the terms of the Grant Schedule and 2020 Plan incorporated herein, contains the parties’ entire agreement regarding the grant of Restricted Shares evidenced hereby and merges and supersedes all prior and contemporaneous discussions, agreements and understandings of every nature relating thereto.

14. Governing Law.  This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by, and enforced in accordance with, the laws of the State of Delaware, without regard to the application of the principles of conflicts of laws.

15. Amendment. This Agreement may be amended, in whole or in part and in any manner not inconsistent with the provisions of the Plan, at any time and from time to time, by written agreement between the Company and the Grantee.

16. Execution. Executed copies of this Agreement may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows.]

In order to indicate your acceptance of the award of Restricted Shares granted by this Agreement subject to the restrictions and upon the terms and conditions set forth above and in the 2020 Plan, please execute and immediately return to the Company the enclosed duplicate original of this Agreement.

SUMMIT WIRELESS TECHNOLOGIES, INC.

By:	/s/ George Oliva
Name:	George Oliva
Title:	CFO

ACCEPTED AND AGREED,
Intending to be legally bound:

/s/ Eric Almgren
Eric Almgren

Grant Schedule

Grantee’s Name: Eric Almgren
Grant Date: September 13, 2021

1. Number of Restricted Shares granted: 310,000

2.   Vesting Schedule:

(a)    Base Shares: 77,500 Restricted Shares will vest over a 36-month period commencing on the Grant Date. 1/36 of the Restricted Shares will vest on the first day of each subsequent month after the Grant Date, until all Restricted Shares have vested in accordance with Section 9 of this Agreement.

(b)    Milestone Shares to be earned if achieved within three (3) years after the Grant Date:

(i)     Milestone No. 1: 77,500 Restricted shares shall vest if the volume weighted average closing price per share of the Company’s Common Stock, as reported on NASDAQ, for the ten (10) consecutive trading days most recently ended (the “10-Day VWAP”) results in the Company’s market capitalization exceeding $75 million.1

(ii)   Milestone No. 2: 77,500 Restricted shares shall vest if the Company’s 10-Day VWAP results in the Company’s market capitalization exceeding $100 million.2

(iii)  Milestone No. 3: 77,500 Restricted shares shall vest if the Company’s 10-Day VWAP results in the Company’s market capitalization exceeding $150 million.3

1 Market capitalization shall equal shares outstanding as reported to The Nasdaq Stock Market LLC multiplied by the price per share. By way of example only, if the 10-Day VWAP equals $5.00 and there are 15,281,797 shares outstanding, the market capitalization would be $76,408,985.

2 Market capitalization shall equal shares outstanding as reported to The Nasdaq Stock Market LLC multiplied by the price per share.

3 Market capitalization shall equal shares outstanding as reported to The Nasdaq Stock Market LLC multiplied by the price per share.

Change in Control: If a Change in Control occurs, any outstanding Base Shares that are then still subject to vesting conditions shall become vested as of the date of such Change in Control, provided the Grantee remains an employee of the Company through such date and all other Restricted Shares, and for the avoidance of doubt, all unvested Milestone Shares, shall be forfeited.

Other Termination: Unless otherwise provided for above, if the Grantee’s employment with the Company and its Affiliates terminates or is terminated for any other reason, any unvested Base Shares shall be immediately forfeited with no other compensation due to the Grantee and any unvested Milestone Shares that are then still subject to vesting conditions as of such date shall remain outstanding for a period of one (1) year after the effective date of such termination. Thereafter, such unvested Milestone Shares shall be immediately forfeited with no other compensation due to the Grantee.

A number of Shares equal to the number of vested Restricted Shares shall be issued to the Grantee, either by book-entry registration or issuance of a stock certificate or certificates, as soon as administratively practicable following the Vesting Date, but in no event later than 2½ months following the end of the calendar year containing the applicable Vesting Date.  Notwithstanding the foregoing, to the extent the Restricted Shares become vested as a result of a Change in Control, such number of Stock Award Shares that vest pursuant to such triggering event shall be issued to the Grantee not later than thirty (30) days following the date of such Change in Control.